SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 26, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 26, 2013

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

26 March 2013

Smith & Nephew plc announces that it received notification on 25 March 2013 that transactions by persons discharging managerial responsibilities ("PDMRs") took place, following the vesting of shares on 22 March 2013 and 23 March 2013 under the Smith & Nephew Deferred Bonus Plan (the "Plan") as detailed below:

1. Final partial vesting of 2010 awards made under the Plan

Name of PDMR	Number of Ordinary Shares or ADS acquired on vesting (i)	Number of dividend shares received (ii)	Number of Ordinary Shares or ADS disposed	Total holding of Ordinary Shares following this notification:
John Campo	852 ADS	-	382 ADS	78,516 Ords (including 14,774 ADS)
Michael Frazzette	861 ADS	-	328 ADS	126,455 Ords (including 18,793 ADS)
R Gordon Howe	718 ADS	-	718 ADS	59,295 Ords (including 11,859 ADS)
G Kelvin Johnson	1,850 Ords	99 Ords	0 Ords	56,992 Ords
Roger Teasdale	2,850 Ords	152 Ords	1,567 Ords	42,696 Ords

(i) The awards were granted under the Plan on 22 March 2010. One third of the shares vested on 22 March 2011, one third vested on 22 March 2012 and the final third vested on 22 March 2013.

(ii) Where awards are granted over ADS accrued dividend entitlements are paid out in cash on vesting rather than in shares.

(iii) The market value of Ordinary Shares and ADS acquired and sold on 22 March 2013 were 737.6415p per Ordinary Share and $56.9791 per ADS, respectively.

2. Partial vesting of 2011 awards made under the Plan

Name of PDMR	Number of Ordinary Shares or ADS acquired on vesting (i)	Number of dividend shares received (ii)	Number of Ordinary Shares or ADS disposed	Total holding of Ordinary Shares following this notification:
John Campo	660 ADS	-	300 ADS	80,316 Ords (including 15,134 ADS)
Michael Frazzette	738 ADS	-	281 ADS	128,740 Ords (including 19,250 ADS)
R Gordon Howe	543 ADS	-	543 ADS	59,295 Ords (including 11,859 ADS)
G Kelvin Johnson	2,948 Ords	107 Ords	0 Ords	60,047 Ords
Roger Teasdale	4,260 Ords	155 Ords	2,304 Ords	44,807 Ords

(i)         The awards were granted under the Plan on 23 March 2011.  One third of the shares vested on 23 March 2012, one third vested on 23 March 2013 and, subject to continued employment, the remaining one third will vest on 23 March 2014.

(ii) Where awards are granted over ADS accrued dividend entitlements are paid out in cash on vesting rather than in shares.

(iii) The market value of Ordinary Shares and ADS acquired and sold on 25 March 2013 were 748.7381p per Ordinary Share and $57.0622 per ADS, respectively.

Notes:

1. One ADS is equivalent to five Ordinary Shares of US$0.20 each.

2. The Ordinary Shares were released in London, UK. The ADS were released in New York, USA.

3. The percentages of issued share capital acquired, disposed and held following notification are all under 0.1% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646